

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

<u>Via Email</u>
Mr. Frank C. Marchisello, Jr.
Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

   Re: **Tanger Factory Outlet Centers, Inc.**
       Form 10-K
       Filed February 24, 2015
       Form 8-K
       Filed February 10, 2015
       File No. 001-11986

       Tanger Properties Limited Partnership
       Form 10-K
       Filed February 24, 2015
       File No. 333-3526-01

Dear Mr. Marchisello:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jaime G. John

          Jaime G. John
          Branch Chief